
15025762

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67653

SEC Mail Processing Section
RECEIVED
MAR 16 2015
WASH. DC 201

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (Date) AND ENDING December 31, 2014 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PHX Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wall Street
(No. and Street)

New York (City) | New York (State) | 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Gilman — 561-771-0036
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosenberg Rich Baker Berman & Company
(Name - *if individual, state last, first, middle name)*

265 Davidson Avenue (Address) | Somerset (City) | New Jersey (State) | 08873 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Kevin Chen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PHX Financial, Inc. as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

Notary Public

KEVIN O REYNOLDS
Notary Public - State of New York
NO. 01RE6136091
Qualified in Kings County
My Commission Expires Oct 31, 2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (e) Statement of Cash Flows
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) Statement of Exemption from Rule 15c3-3.
- [ ] (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (l) An Oath or Affirmation.
- [x] (m) SIPC Supplemental Report and Independent Accountant's Report
- [x] (n) Report of Independent Registered Public Accounting Firm on Statement of Exemption or Compliance
- [ ] (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PHX Financial, Inc. dba Phoenix Financial, Inc.
(fka Blackwall Capital Markets, Inc.)
Index to the Financial Statements
December 31, 2014



ACCOUNTANTS + ADVISORS

www.rrbb.com

ROSENBERG RICH BAKER BERMAN & COMPANY

265 Davidson Avenue, Suite 210 • Somerset, NJ 08873-4120 • PHONE 908-231-1000 • FAX 908-231-6894
111 Dunnell Road, Suite 100 • Maplewood, NJ 07040 • PHONE 973-763-6363 • FAX 973-763-4430

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
PHX Financial, Inc. dba Phoenix Financial, Inc.
(fka Blackwall Capital Markets, Inc.)

We have audited the accompanying financial statements of PHX Financial, Inc. dba Phoenix Financial, Inc. (fka Blackwall Capital Markets, Inc.) ("the Company"), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in Stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of PHX Financial, Inc. dba Phoenix Financial, Inc. (fka Blackwall Capital Markets, Inc.) as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The accompanying Computation of Net Capital Under S.E.C. Rule 15c3-1 as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rosenberg Rich Baker Berman & Company

Somerset, New Jersey
March 13, 2015

AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS • CENTER FOR AUDIT QUALITY • PRIVATE COMPANIES PRACTICE SECTION • IGAF POLARIS • REGISTERED WITH THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD

PHX Financial, Inc. dba Phoenix Financial, Inc.
(fka Blackwall Capital Markets, Inc.)
Statement of Financial Condition
December 31, 2014

Assets	
Current Assets	
Cash	$ 243,216
Receivable from clearing organization	197,686
Deposit with clearing organization	50,000
Other receivables	486,348
Prepaid expenses	24,737
Total Current Assets	1,001,987
Furniture and equipment, net	18,230
Total Assets	$ 1,020,217
Liabilities and Stockholder's Equity	
Current Liabilities	
Commissions payable	$ 72,310
Accrued expenses and other liabilities	132,973
Deferred tax liability	83,586
Total Current Liabilities	288,869
Commitments and Contingencies	
Stockholders' equity	
Common Stock, par value of $0.001; 10,000,000 shares authorized, 100 shares issued and outstanding	1
Additional paid-in capital	693,134
Accumulated deficit	38,213
Total Stockholder's equity	731,348
Total Liabilities and Stockholder's Equity	$ 1,020,217

The accompanying notes are an integral part of these financial statements.

PHX Financial, Inc. dba Phoenix Financial, Inc.
(fka Blackwall Capital Markets, Inc.)
Statement of Operations
Year Ended December 31, 2014

Revenues	
Commissions	$ 1,932,662
Corp Financing/Underwriting	3,124,536
Interest income	33,525
Other income	482,705
Total Revenues	5,573,428
Operating Expenses	
Compensation and benefits	4,406,430
Occupancy	277,539
Legal and professional fees	175,155
Clearance charges	201,719
Other operating expenses	170,687
Communications	96,911
Travel and entertainment	62,987
Regulatory fees	60,323
Total Operating Expenses	5,451,751
Net Income before income taxes	121,677
Income tax expense	(21,236)
Net Income	$ 100,441

The accompanying notes are an integral part of these financial statements.

PHX Financial, Inc. dba Phoenix Financial, Inc.
(fka Blackwall Capital Markets, Inc.)
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2014

	Common Stock		Additional	Accumulated	
	Shares	Par	Paid-In Capital	Deficit	Total
Balance, January 1, 2014	100	$ 1	$ 858,134	$ (62,228)	$ 795,907
Distributions			(165,000)		(165,000)
Net Income for the Year Ended December 31, 2014	-	-	-	100,441	100,441
Balance, December 31, 2014	100	$ 1	$ 693,134	$ 38,213	$ 731,348

The accompanying notes are an integral part of these financial statements.

PHX Financial, Inc. dba Phoenix Financial, Inc.
(fka Blackwall Capital Markets, Inc.)
Statement of Cash Flows
Year Ended December 31, 2014

Cash Flows From Operating Activities	
Net Income	$ 100,441
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Depreciation	6,220
Deferred tax expense	21,236
(Increase) in Assets	
Receivable from clearing organization	(155,848)
Other receivables	(57,771)
Prepaid expenses	(2,939)
Increase in Liabilities	
Commissions payable	43,858
Accrued expenses and other liabilities	50,754
Net Cash provided by Operating Activities	5,951
Cash Flows used in Investing Activity - purchase of fixed assets	(9,587)
Cash Flows used in Financing Activities	
Distributions	(165,000)
Net Cash used in Financing Activities	(165,000)
Net Decrease in Cash	(168,636)
Cash, Beginning of Year	411,852
Cash, End of Year	$ 243,216

SUPPLEMENTAL CASH FLOW INFORMATION

Interest paid	$ -
Income taxes paid	$ 6,875

The accompanying notes are an integral part of these financial statements.

NOTE 1. NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of the Business

PHX Financial, Inc. dba Phoenix Financial, Inc (the Company) fka Blackwall Capital Markets, Inc. is a Florida Corporation registered as a broker dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company changed its name May 5, 2014. The Company is a wholly owned subsidiary of Blackwall Capital Holdings, LP (Parent).

The Company executes principal and agency transactions in listed and over-the-counter securities and engages in investment banking activity. All customer transactions are cleared on a fully disclosed basis through an independent clearing firm. The Company claims exemption from the requirements of SEC Rule 15c3-3 under Section (k)(2)(ii) of the rule, and consequently does not carry securities accounts for customers nor does it perform custodial functions related to their securities.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Estimates and Uncertainties

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results, as determined at a later date, could differ from those estimates.

Deposit with Clearing Agent

The Company, per the terms of its clearing agreement, is required to maintain a restricted security deposit with its clearing broker. Such deposit amounts are refundable to the Company upon termination of the agreement.

Income Taxes

The Company is subject to U.S. federal and state income taxes. The Company utilizes an asset and liability approach to account for income taxes. The asset and liability approach requires recognition of deferred tax assets and liabilities for expected future tax consequences of temporary differences between the carrying amounts and tax basis of assets and liabilities.

Commissions and Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Customer securities transactions are recorded on a settlement date basis with related commission income and expenses also recorded on a settlement date basis. Securities transactions of the Company are recorded on a trade-date basis.

NOTE 1. NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value of Financial Instruments

The fair values of cash, receivables, accounts payable and accrued expenses and other short-term obligations approximate their carrying values because of the short maturity of these financial instruments. In accordance with FASB ASC 825-10-50, "Disclosure About Fair Value of Financial Instruments," rates available to the Company at the balance sheet date are used to estimate the fair value of existing balance sheet amounts.

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial statement. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

NOTE 2. CONCENTRATIONS OF BUSINESS AND CREDIT RISK

At times throughout the year, the Company may maintain certain bank accounts in excess of FDIC insured limits. It has not experienced any losses on such amounts.

NOTE 3. RECEIVABLE FROM / DUE TO CLEARING AGENT

The Company clears all security transactions through its clearing agent, RBC Clearing Corporation. Amounts earned are reconciled monthly and paid in the subsequent month. As a result, the Company considers the amounts due from its clearing agent to be fully collectible, and accordingly, no allowance for doubtful accounts has been established.

NOTE 4. OTHER RECEIVABLES

Included in other receivables are loans receivable and other amounts due from registered representatives. The loans receivable are amounts advanced to employees as incentives. The unsecured loans are non-interest bearing and generally have a three year term. The loans are forgiven once the employees have met their length of service obligations. If an employee fails to meet the requirement and is terminated, the balance is written off. As of December 31, 2014, the balance of the loans receivable was $63,500.

Other amounts due from registered representatives are advances made on commissions and chargebacks for regulatory fees and other items. Amounts due from registered representatives as of December 31, 2014 was $422,848.

NOTE 5. INCOME TAXES

The Company accounts for income taxes under FASB ASC 740, "Income Taxes". Under FASB ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under FASB ASC 740,

NOTE 5. INCOME TAXES (CONTINUED)

the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The tax years 2011 to 2013 remain open to examination by the Internal Revenue Service, the State of New York, the City of New York and the State of Florida. The Company files its tax returns on the cash basis method of accounting. Under the cash basis method, revenues are recognized when received rather than earned, and costs are recognized when cash is disbursed rather than when the obligation is incurred. The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31, 2014 are as follows:

Deferred tax assets:	
Net operating loss carryforwards	$ 113,670
Total gross deferred tax assets	113,670
Deferred tax liabilities:	
Accrual to cash tax adjustments	(197,256)
Net deferred tax liabilities:	$ (83,586)

Income tax benefit (provision) for the year ended December 31, 2014 consisted of the following:

Deferred taxes expense	$ 21,236
Income tax provision	$ 21,236

NOTE 6. FURNITURE AND EQUIPMENT

Furniture and equipment at December 31, 2014 consisted of the following:

Furniture and equipment	26,127
Less: Accumulated depreciation	(7,897)
	$ 18,230

Based on their estimated useful life, furniture and equipment is calculated over 5 years and 3 years, respectively. Depreciation expense was $6,220 for the year ended December 31, 2014.

NOTE 7. OTHER INCOME

Included in other income is revenue from broker chargebacks. These are amounts received from the clearing broker for postage and other items. Amounts received from the clearing broker for the year ended December 31, 2014 was $267,921.

NOTE 8. STOCK BASED COMPENSATION

In compliance with financial reporting standards of FASB ASC 718- Stock Based Compensation, the Company used the application of Black-Scholes Merton Stock Option Pricing Model to determine stock warrants immediately assigned valued at $206,644 as of December 31, 2014. The Company's warrant revenue and compensation is based on the volatility factor in the Black-Scholes model and was based on average monthly volatility of selected peer companies. The risk-free rated interest rate used was approximately 1% based on U.S. Treasury zero-coupon bond yields of maturities corresponding to the estimated expected term.

NOTE 9. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014 the Company had net capital of $202,033 which was $188,347 in excess of its required net capital. The Company's net capital ratio was 1.016 to 1.

NOTE 10. RELATED PARTY TRANSACTIONS

The Company occupies office space on a month to month basis through leased premises of the Parent. Rent expense for the year ended December 31, 2014 was $277,539.

NOTE 11. CONTINGENCIES

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. During 2014, the Financial Industry Regulatory Authority's Department of Enforcement commenced an inquiry asserting that the Company failed to retain certain emails, text messages and establish adequate Written Supervisory Procedures. This matter was closed in February 2015 and resulted in a $40,000 fine, which has been fully accrued for by the Company in 2014. Additionally, in October 2014, the Montana Commissioner of Securities commenced an inquiry asserting failure to supervise, excessive commissions, and failure to comply with heightened supervision. Although the Company believes that it is in compliance with the rules and regulations under inquiry, the ultimate outcome of this matter and its effect on the Company's financial condition and results of operations cannot be presently determined.

NOTE 12. SUBSEQUENT EVENTS

These financial statements were approved by management and available for issuance on March 13, 2015. Management has evaluated subsequent events through this date.

PHX Financial, Inc. dba Phoenix Financial, Inc.
(fka Blackwall Capital Markets, Inc.)
Supplementary Information
Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission
December 31, 2014

NET CAPITAL	
Total Members' Equity	$ 731,348
Deductions and/or Charges:	
Non-Allowable Assets:	
Other receivables	486,348
Furniture and equipment, net	18,230
Prepaid expenses	24,737
Total Non-Allowable Assets	529,315
Net Capital	$ 202,033
MINIMUM NET CAPITAL REQUIREMENT 6-2/3% OF AGGREGATE INDEBTEDNESS OF $13,686 OR $5,000 WHICHEVER IS GREATER	$ 13,686
Excess Net Capital	$ 188,347
AGGREGATE INDEBTEDNESS	$ 205,283
Ratio of Aggregate Indebtedness to Net Capital	1.016 to 1

There are no material differences between the preceding Computation of Net Capital and the Company's corresponding unaudited Part II of Form X-17a-5 as of December 31, 2014.



www.rrbb.com

ROSENBERG RICH BAKER BERMAN & COMPANY

265 Davidson Avenue, Suite 210 • Somerset, NJ 08873-4120 • PHONE 908-231-1000 • FAX 908-231-6894
111 Dunnell Road, Suite 100 • Maplewood, NJ 07040 • PHONE 973-763-6363 • FAX 973-763-4430

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of PHX Financial, Inc.
dba Phoenix Financial, Inc. (fka Blackwall Capital Markets, Inc.)

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) PHX Financial, Inc. dba Phoenix Financial, Inc. (fka Blackwall Capital Markets, Inc.) identified the following provisions of 17 C.F.R. §15c3-3(k) under which PHX Financial, Inc. dba Phoenix Financial, Inc. (fka Blackwall Capital Markets, Inc.) claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii), (the "exemption provisions") and (2) PHX Financial, Inc. dba Phoenix Financial, Inc. (fka Blackwall Capital Markets, Inc.) stated that PHX Financial, Inc. dba Phoenix Financial, Inc. (fka Blackwall Capital Markets, Inc.) met the identified exemption provisions throughout the most recent fiscal year without exception. PHX Financial, Inc. dba Phoenix Financial, Inc. (fka Blackwall Capital Markets, Inc.)'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about PHX Financial, Inc. dba Phoenix Financial, Inc. (fka Blackwall Capital Markets, Inc.)'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Rosenberg Rich Baker Berman & Company

Somerset, New Jersey
March 13, 2015

AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS • CENTER FOR AUDIT QUALITY • PRIVATE COMPANIES PRACTICE SECTION • IGAF POLARIS • REGISTERED WITH THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD



100 Wall Street 10th Floor, New York, New York 10005
Phoenix Financial Servies
Member FINRA/SIPC
t 212.776.4187 f 212.776.4198

We as members of management of Phoenix Financial, Inc. (the Company) are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: (*exemption provision pursuant to Paragraph (k)(2)(ii)*). We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §§ 240.17a-5 and the exemption provisions. Based on this evaluation, we assert the following:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (*exemption provision pursuant to Paragraph (k)(2)(ii)*) and (2) we met the identified exemption provisions from June 1, 2014 to December 31, 2014 without exception.

Phoenix Financial, Inc.

I, Kevin Chen, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: CEO

Date: March 13, 2015



ACCOUNTANTS + ADVISORS

www.rrbb.com

ROSENBERG RICH BAKER BERMAN & COMPANY

265 Davidson Avenue, Suite 210 • Somerset, NJ 08873-4120 • PHONE 908-231-1000 • FAX 908-231-6894
111 Dunnell Road, Suite 100 • Maplewood, NJ 07040 • PHONE 973-763-6363 • FAX 973-763-4430

Independent Accountant's Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

To the Stockholder of
PHX Financial, Inc. dba Phoenix Financial, Inc.
(fka Blackwall Capital Markets, Inc.)

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by PHX Financial, Inc. dba Phoenix Financial, Inc. (fka Blackwall Capital Markets, Inc.) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating PHX Financial, Inc. dba Phoenix Financial, Inc. (fka Blackwall Capital Markets, Inc.)'s compliance with the applicable instructions of Form SIPC-7. PHX Financial, Inc. dba Phoenix Financial, Inc. (fka Blackwall Capital Markets, Inc.)'s management is responsible for PHX Financial, Inc. dba Phoenix Financial, Inc. (fka Blackwall Capital Markets, Inc.)'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger and cancelled checks, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014 with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers prepared by PHX Financial, Inc. dba Phoenix Financial, Inc. (fka Blackwall Capital Markets, Inc.) noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working paper reconciliations supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rosenberg Rich Baker Berman & Company

Somerset, New Jersey
March 13, 2015

AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS • CENTER FOR AUDIT QUALITY • PRIVATE COMPANIES PRACTICE SECTION • IGAF POLARIS • REGISTERED WITH THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD

PHX Financial, Inc. dba Phoenix Financial, Inc.
(fka Blackwall Capital Markets, Inc.)
Supplementary Information
SIPC General Assessment Reconciliation
As of December 31, 2014

SIPC Net Operating Revenues Per General Assessment Reconciliation Form SIPC-7	$	5,357,473
General Assessment at .0025	$	13,394
Payment Remitted with Form SIPC-6		(5,877)
Amount Due with Form SIPC-7	$	7,517